Exhibit 10.16

Rhythm Pharmaceuticals, Inc.

500 Boylston Street — 11th Floor

Boston, MA 02116

Main Telephone: 617-585-2090

www.rhythmtx.com

July 17, 2017

Hunter Smith

17 Myanos Road

New Canaan, CT 06840

Dear Hunter:

On behalf of Rhythm Pharmaceuticals, Inc., (the “Company” or “Rhythm”), I am pleased to set forth below the terms of your employment with the Company.

Employment. You will be employed as Chief Financial Officer, beginning on July 31, 2017 (the “Start Date”), or sooner, if available, reporting to Keith Gottesdiener, CEO. You will be responsible for performing the duties associated with the position above or as the Company may otherwise assign to you. Your primary place of employment will be in the Company’s offices located in Boston, Massachusetts; however, you will be expected to travel as may be necessary to fulfill your responsibilities. In the course of your employment with Company, you will be subject to, and required to comply with, all company policies and all applicable laws and regulations.

Base Salary. During your employment, your salary will be $380,000 annualized, subject to all required and elected taxes and other withholdings. Your salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of the Company.

Annual Target Cash Incentive. Following the end of each fiscal year and subject to the approval by the Company’s Board of Directors, you will be eligible to earn a performance and retention bonus, based on your performance and the Company’s performance, each during the applicable fiscal year, and your continued employment in good standing on the date of incentive distribution. Your annual incentive opportunity is a target of 30% of your annualized base salary, which will be increased to 35% if and when Rhythm successfully completes an initial public offering.

Equity Grant. As soon as reasonably practicable following your Start Date, and subject to approval by the Board of Directors of the Company, the Company shall grant to you a stock option (the “Option”) under the Company’s 2015 Equity Incentive Plan, as it may be amended from time to time (the “Plan”), to purchase 1,850,000 shares (the “Option Shares”) of the Company’s common stock, $0.001 par value per share (the “Common Stock”), at an exercise price equal to fair market value of the Common Stock, as determined by the Board of Directors of the Company, on the date of the grant of the Option (the “Grant Date”). Promptly after the Grant Date, the Company and you shall execute and deliver to each other the

Company’s then standard form of stock option agreement, evidencing the Option and the terms thereof. The Option shall be subject to, and governed by, the terms and provisions of the Plan and your stock option agreement. In the event of a conflict related to the Option between the terms in this letter and the terms of the Plan, the terms of this letter will supersede.

Subject to the terms and conditions set forth below in this letter and unless the Board of Directors of the Company shall otherwise determine on the Grant Date, the Option shall vest as follows: the 1,850,000 Option Shares will be exercisable for twenty-five percent (25%) of the remaining Option Shares subject to such Option as of the first anniversary of your Start Date, and the remainder of the Option Shares subject to such Option shall become exercisable thereafter in a series of thirty-six (36) equal monthly installments until such Option shall have become fully vested and exercisable.

Upon termination of your employment with the Company, you may exercise each Option, to the extent then outstanding and exercisable, but only until the earlier to occur of (i) the expiration of the term of such Option and (ii) the expiration of the limited period of time set forth in the Plan and/or your stock option agreement for the exercise of such Option following termination of your employment with the Company.

Any Option Shares you acquire pursuant to the exercise of any of the Options shall be subject to the terms, restrictions on transfer and voting provisions set forth in the Plan, your stock option agreements and any other agreement to which you shall become, or are required to become, a party pursuant to the terms of the Plan.

You may be awarded additional equity grants from time to time in accordance with normal business practice and in the sole discretion of the Company’s Board of Directors. The terms of any equity grant will be consistent with any plan under which they are granted and the terms of the applicable agreement under which the award(s) are granted.

Sign-on Bonus and Travel and Relocation Expenses. Rhythm will agree to reimburse you for up to $125,000 in travel, commuting, lodging and other expenses (including moving your family to Boston if you decide to do so), and for appropriate relocation expenses. At the end of two years of employment, if less than $125,000 has been expensed for these purposes, Rhythm will provide the balance to you in the form of a cash sign-on bonus.

Benefits. You may participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, subject to the terms and conditions of those programs. The Company’s benefits programs are subject to change at any time in the Company’s sole discretion.

Vacation. You will be entitled to annual paid vacation of four (4) weeks. Your accrual and use of vacation time will be pursuant to any vacation or time off policy the Company may establish or modify from time to time. The Company’s vacation policy is subject to change at any time in the Company’s sole discretion.

Outside Board Duties. You currently serve as an independent director of the NYSE listed multinational Genessee & Wyoming Inc. (“Genessee”), and as a member of its Governance/Nominating Committee. You may remain as a director of Genessee, provided that your duties in such director role shall not in any way interfere with your role and duties as CFO of, and commitments to, the Company which shall supersede and take priority in any and all respects. Moreover, you agree that you will not be permitted to take on any additional director, board observer, advisory, consulting, or other such roles or commitments without the express prior written consent of the CEO of the Company.

Severance. If the Company terminates your employment without Cause (as defined below) or you resign your employment for Good Reason (as defined below) (in either event, a “Qualifying Termination”), subject to your execution of a reasonable release acceptable to the Company (the “Release”), the expiration of any revocation period provided in the Release and your continued compliance with the terms of the NDA (as defined below), the Company will pay you an amount equal to your then-current base salary rate for a period of six (6) months (the “Regular Severance Amount”). However, if such a Qualifying Termination occurs up to the date that you complete one year of employment, Regular Severance Amount will be equal to an amount equal to your then current base salary rate for a period of twelve (12) months.

If there is a Qualifying Termination within the three (3) months immediately preceding or the twelve (12) months immediately following a “Sale of the Company Transaction” (as such term is defined in the Plan, as amended and in effect from time to time), subject to your execution of a Release following your Separation from Service (as defined below), the expiration of any revocation period provided in the Release and your continued compliance with the terms of the NDA, in lieu of any Regular Severance Amount, the Company will pay you an amount equal to your then-current base salary rate for a period of six (6) months (the “Sale of the Company Severance Amount”) plus an amount equal to 100% of your annual target cash incentive.

Any severance amount to which you may be entitled under this letter will be paid in substantially equal installments in accordance with the Company’s ordinary payroll practices, beginning on the first payroll date following the date that is either (i) 60 days after the date of your Separation from Service, or (ii) in the case of a Separation from Service that is a Qualifying Termination that occurs within the three (3) months immediately preceding a Sale of the Company Transaction, 60 days after the date of such Sale of the Company Transaction. To be eligible for either the Regular Severance Amount or the Sale of the Company Severance Amount, as applicable, you must execute and deliver the Release to the Company and allow it to become effective within 30 days of your Separation from Service or, if later, a Sale of the Company Transaction giving rise to a Sale of the Company Severance Amount entitlement.

In addition, if following your Separation from Service, you are eligible for and timely elect continued medical insurance coverage pursuant to COBRA, the Company will reimburse you for the applicable premiums for you and your eligible dependents during the period commencing on the date of your Separation from Service and ending on the earlier to occur of (a) the final day of the Severance Period and (b) the date you otherwise become ineligible for continued coverage under COBRA. Notwithstanding the foregoing, if the Company determines that it cannot provide such reimbursement of premiums to you without potentially violating applicable law, the Company shall not be obligated to make any such payments or reimbursements to you.

If the Qualifying Termination occurs within the three (3) months immediately preceding or the twelve (12) months immediately following a Sale of the Company Transaction, then all of the equity awards granted to you and then held by you will then be vested.

The foregoing provisions of this paragraph shall apply notwithstanding anything express or implied to the contrary in any agreement or award between you and the Company, or in any plan of the Company, that is applicable to such outstanding equity award.

Notwithstanding anything herein to the contrary, in the event that any compensation or benefit that constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), becomes payable upon the occurrence of a Sale of the Company Transaction, such compensation or benefit shall not be paid unless such Sale of the Company Transaction constitutes a “change in control event” within the meaning of Section 409A of the Code.

If any payment or benefit you would receive under this letter, when combined with any other payment or benefit you receive pursuant to the termination of your employment with the Company (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be either (x) the full amount of such Payment or (y) such lesser amount (with your choice of whether to reduce cash payments or stock option compensation or both) as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employment taxes, income taxes and the Excise Taxes results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.

Definitions

Separation from Service. For purposes of this letter, “Separation from Service” means a “separation from service” within the meaning of Section 409A of the Code. Each installment payment provided under this letter shall at all times be considered a separate and distinct payment for purposes of Section 409A of the Code. Notwithstanding anything in this letter to the contrary, to the extent required to avoid a prohibited distribution under Section 409A of the Code, the benefits provided under this letter will not be provided to you until the earlier of (a) the expiration of the six-month period measured from the date of your Separation from Service with the Company or (b) the date of your death. Upon the first business day after expiration of the relevant period, all payments delayed pursuant to the preceding sentence will be paid in a lump sum and any remaining payments due will be paid as otherwise provided herein.

Cause. “Cause” shall mean the occurrence of any of the following events by the individual: (i) commission of any crime involving the Company, or any crime involving fraud, breach of trust, or physical or emotional harm to any person, moral turpitude or dishonesty; (ii) any unauthorized use or disclosure of the Company’s proprietary information (other than any such use or disclosure that is not intentional and is not material); (iii) any intentional misconduct or gross negligence that has a material adverse effect on the Company’s business or reputation; (iv) any material breach by you of any agreement between you and the Company that is not cured within thirty (30) days after receipt of written notice from the Company describing any such breach; or (v) repeated and willful failure to perform the duties, functions and responsibilities of the individual’s position after a written warning from the Company.

Good Reason. “Good Reason” shall mean your resignation from all positions you then hold with the Company if: (A) without your written consent (i) there is a material diminution in the nature or scope of your authorities, duties, title, or authority; (ii) there is a material reduction of your base salary; provided, however, that a material reduction in your base salary pursuant to a salary reduction program affecting all or substantially all of the employees of the Company and that does not adversely affect you to a greater extent than other similarly situated employees shall not constitute Good Reason; or (iii) you are required to relocate your primary work location to a facility or location that would increase your one way commute distance by more than thirty-five (35) miles from your primary work location as of immediately prior to such change, (B) you provide written notice outlining such conditions, acts or omissions to the Company’s General Counsel within thirty (30) days immediately following such material change or reduction, (C) such material change or reduction is not remedied by the Company within thirty (30) days following the Company’s receipt of such written notice and (D) your resignation is effective not later than thirty (30) days after the expiration of such thirty (30) day cure period. “Good Reason” shall also mean your resignation, at your sole discretion, on the one year anniversary of a Sale of the Company Transaction from all positions you then hold with the Company or its successor if by that date (i) you have not entered into a written letter or agreement with the Company or such successor that provides for your continued employment with the Company or such successor, and (ii) if at that one year anniversary of a Sale of the Company Transaction, another Chief Financial Officer has any control and/or oversight, directly or indirectly, over the Company (or what used to be the Company prior to such transaction). For purposes of clarification, any Qualifying Termination that occurs on the first anniversary of a Sale of the Company Transaction shall be deemed and treated as occurring within the twelve (12) months immediately following a Sale of the Company Transaction for all purposes of this letter of employment.

Invention, Non-Disclosure, Non-Competition and Non-Solicitation Obligations. In exchange for your employment with the Company pursuant to the terms and conditions herein, you acknowledge and reaffirm your obligations set forth in the Employee Confidentiality, Assignment of Inventions, Non-Competition and Non-Solicitation Agreement (the “NDA”) you have executed for the benefit of the Company, which obligations remain in full force and effect.

At-Will Employment. This letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at-will. Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company, except as otherwise explicitly set forth in this letter. This letter supersedes all prior understandings, whether written or oral, including, without limitation, your current employment agreement, with respect to the subject matter of this letter.

Hunter, I look forward to working with you as part of the Rhythm team. Please indicate your acceptance of this letter of employment by signing a copy of this offer letter and returning it to us by Wednesday, July 19, 2017.

Sincerely,

/s/ Keith M. Gottesdiener
Keith M. Gottesdiener
Chief Executive Officer

The foregoing correctly sets forth the terms of my at-will employment with Rhythm. I am not relying on any representations other than those set forth above.

/s/ Hunter Smith	July 18, 2017

Hunter Smith	Date